Exhibit 11

JACADA LTD.

CODE OF ETHICS FOR

SENIOR FINANCIAL OFFICERS

This Code of Ethics applies to the Chief Executive Officer, Chief Financial Officer and Vice President of Finance (“Senior Financial Officers”) of Jacada Ltd. (“Jacada” or the “Company”). Its purpose is to promote honest and ethical conduct and compliance with the law, particularly as related to the maintenance of the Company’s financial records and the preparation of financial statements filed with or submitted to the Securities and Exchange Commission (the “SEC”). The obligations of this Code of Ethics are incremental to and do not supplant the general code of business conduct applicable to all Jacada employees.

1.	Senior Financial Officers are expected to carry out their responsibilities honestly and with integrity, exercising at all times their best independent judgment. Confidential information acquired in the course of one’s duties shall not be used for personal advantage.

2.	Senior Financial Officers should avoid, to the extent possible, situations in which their own interests conflict, or may appear to conflict, with the interest of the Company. Conflicts of interest are sometimes unavoidable, however. In any case in which a Senior Financial Officer finds himself with an actual or apparent material conflict of interest, he shall promptly disclose it to Jacada’s Corporate Legal Department, which will review the transaction or relationship. The Corporate Legal Department will refer all such matters to the Audit Committee of the Board of Directors, which shall determine how the situation should be resolved.

3.	Senior Financial Officers are responsible for assuring full, fair, accurate, timely and understandable disclosure of relevant financial and other information to shareholders and investors. In particular they are responsible for assuring that Jacada complies with SEC rules governing disclosure of financial information and for assuring that press releases and other public communications are full, fair, accurate, understandable and timely made. Among other things, Senior Financial Officers shall:

3.1.	Establish and maintain internal controls and procedures and disclosure controls and procedures designed to assure that financial information is recorded, processed and transmitted to those responsible for preparing periodic reports and other public communications containing financial information so that they are full, fair, accurate, understandable and timely.

3.2.	Carefully review each periodic report for accuracy and completeness before it is filed with the SEC and carefully review each public communication containing financial information before it is released.

3.3.	Promptly disclose to their superiors, and if necessary to the Audit Committee of the Board of Directors and the Company’s independent auditors, any material weaknesses in, or concerns regarding, the Company’s disclosure controls or internal controls.

4.	Senior Financial Officers shall comply at all times with applicable governmental laws, rules and regulations.

5.	Senior Financial Officers shall promptly bring to the attention of the Audit Committee or the full Board of Directors:

5.1.	Any matters that could compromise the integrity of the Company’s financial reports,

5.2.	Any disagreement with respect to any material accounting matter, and

5.3.	Any violation of this Code of Ethics or of any law or regulation related to Jacada’s business, operations or accounting or financial affairs.

6.	The approval of the Audit Committee of the Board of Directors shall be required for any waiver or amendment of this Code of Ethics, and any such waiver or amendment shall be disclosed promptly, per SEC regulations.

7.	Senior Financial Officers should recognize that a violation of the standards contained in this Code of Ethics will result in corrective action, including possible dismissal.